# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARNIVAL PLC, CIK 0001125259
CUSIP: 14365C103
Title of class of securities: Ordinary Shares each represented by American Depositary Shares ($1.66 par value)
Address of issuer's principal executive offices: 3655 NW 87th Avenue, Miami, Florida (FL), 33178
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-25-000631
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,866,080; shared voting power 0; sole dispositive power 6,866,080; shared dispositive power 0; aggregate amount beneficially owned 6,866,080 (4.72% of the class)

## Item 1. Issuer
Name of issuer: CARNIVAL PLC
Address of issuer's principal executive offices: 3655 NW 87th Avenue, Miami, Florida, 33178

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C., a Delaware limited liability company (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Greenwhich Plaza, Suite 300, Greenwhich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to be the beneficial owner of 6,866,080 Ordinary Shares, each represented by American Depositary Shares (1.66 par value), Special Voting Share, GBP 1.00 par value and Trust Shares of beneficial interest in the P&O Princess Special Voting Trust, which is approximately 4.72% of the outstanding shares. This percentage was determined by dividing 6,866,080 by 145,607,591, which is the number of shares outstanding as of September 30, 2025, as reported in the Issuer's press release issued in accordance with the FCA's Disclosure and Transparency Rules on October 7, 2025.
Percent of class: 4.72
Sole power to vote or to direct the vote: 6,866,080
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,866,080
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David/Chief Operating Officer, Aristeia Capital, L.L.C. (11/14/2025)